AJ AKB

SECUR 

17016826

ANN[...]

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FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2017

Washington DC
415

SEC FILE NUMBER
8-68627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montage Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 W 115th Street, Suite 100
(No. and Street)

Leawood (City) KS (State) 66211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Deisch 913-647-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000 Denver, CO 80202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, Terry Betzelberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montage Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Notary Public



NOTARY PUBLIC -- State of Kansas
CHRISTINA HANCOCK
My Appt. Exp. 8/15/17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Montage Securities, LLC

Statement of Financial Condition

December 31, 2016

Filed as PUBLIC information pursuant to Rule 15-a-5(d) under the Securities Exchange Act of 1934

CONTENTS



Report of Independent Registered Public Accounting Firm RSM US LLP

To the Managing Member
Montage Securities, LLC

We have audited the accompanying statement of financial condition of Montage Securities, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Montage Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Denver, Colorado
February 27, 2017

FINANCIAL STATEMENT

Montage Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS	
Cash and cash equivalents	$ 1,413,249
Receivables from non-customers - 12b-1	32,567
Receivables from non-customers - other	14,988
Receivables from affiliates	1,078,944
Other assets	124,942
Due from parent	9,797
Equipment, net of accumulated depreciation of $16,740	5,898
Total assets	$ 2,680,385
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 89,678
Commissions payable	826,281
Payables to affiliates	158,992
Total liabilities	1,074,951
Commitments and contingencies (Note H)	
Member's Equity	1,605,434
Total liabilities and member's equity	$ 2,680,385

The accompanying notes are an integral part of this financial statement.

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Montage Securities, LLC ("the Company") is a wholly owned subsidiary of Mariner Holdings, LLC ("the Parent"). The Company is a U.S. Securities and Exchange Commission (SEC) registered broker-dealer and FINRA member firm. The Company is registered with the SEC, and operates under the provisions of Rule 15c3-3(k)(2)(i) and, accordingly, is exempt from the remaining provisions of Rule 15c3-3. The requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Montage Securities, LLC". The Company did not have a "Special Account for the Exclusive Benefit of Customers of Montage Securities, LLC" in 2016 as it did not have any financial transactions requiring such an account. From January 1, 2016 through May 31, 2016, the Company operated under Rule 15c3-3(k)(2)(ii) and, accordingly, was exempt from the remaining provisions of Rule 15c3-3 as well. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The Company is incorporated in the state of Delaware. The Company's customers are located throughout the United States. The primary purpose of the Company is to support transactions for the affiliates which are subsidiaries of the Parent that are required to run through a broker dealer as described in Note E. The services provided by the affiliates include insurance, M&A support, private equity investment and asset management.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to the period presented in the financial statements.

1. *Use of Estimates in Preparation of Financial Statements*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Cash and Cash Equivalents*

Cash and cash equivalents include cash and short-term investments. The Company considers all demand deposits and highly liquid investments with original or remaining maturities of 90 days or less to be cash equivalents.

3. *Accounts Receivable*

The Company's accounts receivable are balances due from non-customers and affiliates for products, services, and solutions provided. Accounts receivable are generally due upon receipt. Account balances

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

3. *Accounts Receivable (continued)*

outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance. The Company records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2016 there was no allowance recorded in the financial statements.

4. *Other Assets*

At December 31, 2016, other assets are primarily composed of prepaid FINRA expenses of $62,648 and prepaid insurance of $52,053. The remaining balance in other assets is comprised of various other prepaid expenses.

5. *Equipment*

Equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Depreciation expense for the year ended December 31, 2016 totaled $5,100, which includes $1,488 of loss on disposal of asset.

6. *Income Taxes*

The Company is a single member limited liability company owned by a sole member that is taxed as a partnership and thus is considered a disregarded entity for Federal income tax purposes. As such, the results of operations of the Company are included in the Federal income tax returns of the individual member and, accordingly, no provision or credit for Federal income taxes is recorded in the accompanying financial statements. The Company's tax returns and the amount of allocable income or loss are subject to examination by taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member could be changed accordingly.

As required by the uncertain tax position guidance in Accounting Standard Codification (ASC) 740, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. All interest and penalties related to income tax are charged to general and administrative expense. All tax positions taken related to the Company, for the current and any open tax years, have been reviewed and management is of the opinion that material positions taken by the Company would more likely than not be sustained by examination. Accordingly, the Company has not recorded an income tax liability for uncertain tax positions.

7. *Subsequent Events*

The Company evaluated the financial statements for subsequent events through February 27, 2017, the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

NOTE C – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Throughout 2016, FASB issued ASUs 2016-20, 2016-12, 2016-10 and 2016-08 related to various amendments associated with Topic 606, Revenue from Contracts with Customers, which was created upon issuance of ASU 2014-09. These amendments do not change the core principle of the guidance in Topic 606, rather, the amendments affect only narrow aspects of Topic 606. The effective date of these amendments are the same as the effective date and transition requirements for Topic 606. In August 2015, FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) to defer the effective date by one year of the FASB issued ASU 2014-09. ASU 2014-09 supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The amendments affect any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments are effective for annual reporting periods beginning after December 15, 2017, but may be adopted early. Management is currently assessing the impact this ASU will have on its financial statements.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This amends the FASB ASC and creates Topic 842, Leases, and affects any entity that enters into a lease, with some specified scope exemptions. The main difference between previous U.S. GAAP and Topic 842 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous U.S. GAAP. The amendment is effective for fiscal years beginning after December 15, 2018, but may be adopted early. Management is currently assessing the impact this ASU will have on its financial statements.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $346,871 which was $275,208 in excess of its basic net capital required of $71,663, and the Company's ratio of aggregate indebtedness to net capital was 3.10 to 1. The SEC permits a ratio of aggregate indebtedness to net capital no greater than 15 to 1. Net capital rules may restrict distributions to the member.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is a member of a group of affiliated companies under common control and has extensive transactions and relationships with members of the group. The existence of that control could create operating results and financial position significantly different than if the companies were autonomous.

NOTE E - RELATED PARTY TRANSACTIONS - continued

Operating costs and expenses as outlined in various shared services agreements are incurred by the Parent and/or two affiliates. The Company paid the Parent and affiliates $3,860,745 and $947,085, respectively, during the year ended December 31, 2016. As of December 31, 2016, the Company accrued $158,992 owed to the two affiliates for these costs and the Parent owed the Company $9,797 associated with these operating costs and expenses.

Marketing service revenue is paid by an affiliate for a Marketing Services Agreement in which the Company is to provide aftermarket support services for the registered fund of the affiliate. The Marketing Service fee is paid quarterly. As of September 30, 2016, this Marketing Services Agreement was terminated. The Company outsourced the aftermarket support services to another affiliated company, from the time they are registered with the Company. As of December 31, 2016, $1,007,818 is included in the affiliate receivable for these fees.

As of December 31, 2016, $19,149 is included in receivables from affiliates related to commission income that is due from an affiliated insurance broker. The commission income is being paid in accordance with the Networking Services Agreement for insurance contracts which are considered securities and must run through a broker dealer registered with the SEC.

As of December 31, 2016, $32,567 is included in the receivables from non-customers – 12b-1 associated with three mutual funds managed by an affiliate. The 12b-1 fees are being received as a part of a collective agreement between the Company and its affiliate to accommodate the payment of transaction based 12b-1 fees for C class shares which are considered securities related and must run through a broker dealer registered with the SEC.

The Company has three affiliated major customers that accounted for greater than 10% of total revenue for the year ended December 31, 2016. Transactions for each major customer as of December 31, 2016 are as follows:

	Receivables	% of Receivables
Affiliate 1	$ 724,294	64%
Affiliate 2	-	0%
Affiliate 3	203,757	18%
Other less than 10%	198,448	18%
Total	$ 1,126,499	100%

NOTE F - LICENSE AGREEMENT

A License Agreement is in place for the usage of the Company's Cumberland office location. The cancelable agreement is effective through September 30, 2017 and includes the use of office space, parking, furniture rental and kitchen services.

NOTE G - CONCENTRATION RISK

As of December 31, 2016, and at various other times during the year, cash balances held at financial institutions may be in excess of federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, mutual fund companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of its counterparties. The Company does not believe it is exposed to any significant counterparty credit risk.

NOTE H - COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.